NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

[redacted]

08001110

February 21, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated February 21, 2008</u>

PROCESSED
MAR 1 2 2008
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

SEC Mail
Mail Processing
Section
MAR 03 2008
Washington, DC
106

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **FEBRUARY 21, 2008**

News Release: **08-2** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DOWN HOLE GEOPHYSICAL SURVEY TO COMMENCE AT THE TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that Eastern Geophysics Limited have been retained to complete down hole geophysical surveying at the Taylor Brook Property in Newfoundland.

Five drill holes at Taylor Brook will be surveyed by the Crone PEM (pulse electromagnetic) system. The Crone PEM survey has assisted in the discovery and definition of numerous ore-bodies around the world and the technique will be used at Taylor Brook to identify subsurface conductors surrounding the high grade Layden showing and within a portion of the mafic-ultramafic intrusive complex. The down hole geophysical survey is scheduled to commence early next week.

Exploration permits for a second round of drilling at Taylor Brook have been received. Pending the results of the Crone PEM survey a 1000 meter drill program will be planned to drill test geophysical anomalies, including the large airborne conductors that surround the Layden showing, as well as the margins of the host mafic-ultramafic complex.

PDAC in Toronto
Northern Abitibi is pleased to announce it will be attending the PDAC 2008 International Convention, Trade Show and Investors Exchange at the Metro Toronto Convention Centre – South Building Booth 2631, March 2 to 5, 2008. We invite all interested parties to stop by our booth to discuss our Taylor Brook property, our Viking gold property with recent trenching results up to 246.6 g/t gold, our Douay Northwest Joint Venture gold property, and our South Voisey Bay nickel property.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. A description of the Taylor Brook project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **FEBRUARY 21, 2008**

News Release: **08-2** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DOWN HOLE GEOPHYSICAL SURVEY TO COMMENCE AT THE TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that Eastern Geophysics Limited have been retained to complete down hole geophysical surveying at the Taylor Brook Property in Newfoundland.

Five drill holes at Taylor Brook will be surveyed by the Crone PEM (pulse electromagnetic) system. The Crone PEM survey has assisted in the discovery and definition of numerous ore-bodies around the world and the technique will be used at Taylor Brook to identify subsurface conductors surrounding the high grade Layden showing and within a portion of the mafic-ultramafic intrusive complex. The down hole geophysical survey is scheduled to commence early next week.

Exploration permits for a second round of drilling at Taylor Brook have been received. Pending the results of the Crone PEM survey a 1000 meter drill program will be planned to drill test geophysical anomalies, including the large airborne conductors that surround the Layden showing, as well as the margins of the host mafic-ultramafic complex.

PDAC in Toronto

Northern Abitibi is pleased to announce it will be attending the PDAC 2008 International Convention, Trade Show and Investors Exchange at the Metro Toronto Convention Centre – South Building Booth 2631, March 2 to 5, 2008. We invite all interested parties to stop by our booth to discuss our Taylor Brook property, our Viking gold property with recent trenching results up to 246.6 g/t gold, our Douay Northwest Joint Venture gold property, and our South Voisey Bay nickel property.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. A description of the Taylor Brook project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **FEBRUARY 21, 2008**

News Release: **08-2** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DOWN HOLE GEOPHYSICAL SURVEY TO COMMENCE AT THE TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that Eastern Geophysics Limited have been retained to complete down hole geophysical surveying at the Taylor Brook Property in Newfoundland.

Five drill holes at Taylor Brook will be surveyed by the Crone PEM (pulse electromagnetic) system. The Crone PEM survey has assisted in the discovery and definition of numerous ore-bodies around the world and the technique will be used at Taylor Brook to identify subsurface conductors surrounding the high grade Layden showing and within a portion of the mafic-ultramafic intrusive complex. The down hole geophysical survey is scheduled to commence early next week.

Exploration permits for a second round of drilling at Taylor Brook have been received. Pending the results of the Crone PEM survey a 1000 meter drill program will be planned to drill test geophysical anomalies, including the large airborne conductors that surround the Layden showing, as well as the margins of the host mafic-ultramafic complex.

PDAC in Toronto
Northern Abitibi is pleased to announce it will be attending the PDAC 2008 International Convention, Trade Show and Investors Exchange at the Metro Toronto Convention Centre – South Building Booth 2631, March 2 to 5, 2008. We invite all interested parties to stop by our booth to discuss our Taylor Brook property, our Viking gold property with recent trenching results up to 246.6 g/t gold, our Douay Northwest Joint Venture gold property, and our South Voisey Bay nickel property.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. A description of the Taylor Brook project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

END